Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Myers Industries, Inc.:
We consent to the incorporation by reference in the registration statements Nos. 333-71852, 333-90367 and 33-47600 on Form S-8; No. 33-50286 on Form S-3, of Myers Industries, Inc. and subsidiaries (Company) of our reports dated March 16, 2006, with respect to the consolidated statement of financial position of the Company as of December 31, 2005, and the related statements of consolidated income, shareholders’ equity and comprehensive income, and cash flows, for year ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of the Company.
/s/ KPMG LLP
Cleveland, Ohio
March 16, 2006